Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

MarineMax, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-141657, 333-83332,
333-63307, 333-156358 and 333-177019) of MarineMax, Inc. and subsidiaries of our reports dated December 11, 2014, with respect to the consolidated balance sheets of MarineMax, Inc. and subsidiaries as of September 30, 2013 and 2014 and the related statements of operations, stockholders’ equity and cash flows for each of the years then ended, and the effectiveness of internal control over financial reporting as of September 30, 2014 which reports appear in the September 30, 2014 annual report on Form 10-K of MarineMax, Inc.

/s/ KPMG LLP

Tampa, Florida

December 11, 2014

Certified Public Accountants